Exhibit 12

MEADWESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

RATIO OF EARNINGS TO FIXED CHARGES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended October 31,				Two months ended 12/31/2001	Year ended 12/31/2002	Three Quarters ended 9/30/2002	Three Quarters ended 9/30/2003
	1998	1999	2000	2001
(in millions, except for ratio)
Earnings:
Pre-tax income from continuting operations before income / (loss) from equity investees	$204	$148	$404	$118	$(39)	$(24)	$(88)	$(65)
Interest and debt expense	110	124	192	208	(33)	309	230	221
Portion of rental expense deemed to be interest	13	13	16	18	3	38	34	29
Distributed income of equity investee						18		6
Amortization of capitalized interest	14	12	13	12	2	11	9	9

Total Earnings	$341	$297	$625	$356	$(67)	$352	$185	$200

Fixed charges:
Interest and debt expense	$110	$124	$192	$208	$(33)	$309	$230	$221
Capitalized interest	21	9	6	7	1	5	5	2
Portion of rental expense deemed to be interest*	13	13	16	18	3	38	34	29

Total Fixed Charges	$144	$146	$214	$233	$(29)	$352	$269	$252

Ratio of Earnings to Fixed Charges	2.4	2.0	2.9	1.5		1.0

Deficiency in Earnings Necessary to Cover Fixed Charges					$(38)		$(84)	$(52)

* Portion of rental expense deemed to be interest represents one-third of total rent expense, which management believes is a reasonable approximation of the interest factor.